Exhibit 2.13

DESCRIPTION OF SECURITIES

The following description of the material terms of the share capital of Fusion Fuel Green PLC, an Irish public limited company (“we,” “us,” “our,” “our company,” or the “Company”), includes a summary of specified provisions of the Company’s Memorandum and Articles of Association (“M&A”). This description is qualified by reference to the Company’s M&A filed as an exhibit to the Annual Report on Form 20-F to which it is an exhibit (the “Annual Report”), and is incorporated herein by reference.

General

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on April 3, 2020 as a private limited company under the name Dolya Holdco 3 Limited, incorporated in Ireland. On July 14, 2020, the Company effected a change of name to Fusion Fuel Green Limited. On October 2, 2020, the Company converted into a public limited company incorporated in Ireland under the name “Fusion Fuel Green PLC”. The Company’s affairs are governed by the Company’s Memorandum and Articles of Association, the Irish Companies Act, and the corporate law of Ireland.

Authorized share capital. The authorized share capital of the Company is $11,212.50 divided into 100,000,000 Class A Ordinary Shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”), 2,125,000 Class B Ordinary Shares with a nominal value of $0.0001 each (“Class B Ordinary Shares”), and 10,000,000 preferred shares with a nominal value of $0.0001 each (“preferred shares”), of which 4,171,327 have been designated as Series A Convertible Preferred Shares with a nominal value of $0.0001 each (“Series A Preferred Shares”), and €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 each. As of the date of the Annual Report, all outstanding Class B Ordinary Shares were converted to Class A Ordinary Shares on December 5, 2022. Therefore, all rights of the Class B Ordinary Shares described below or elsewhere in the Annual Report are not applicable.

The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of our shareholders, referred to under Irish law as an “ordinary resolution”. Our authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe.

Allotment/issue of shares. As a matter of Irish law, the directors of a company may allot new shares without shareholder approval once authorized to do so by the memorandum and articles of association of the company or by an ordinary resolution adopted by its shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by shareholders by an ordinary resolution. The M&A authorized our board of directors to issue new shares of the Company without shareholder approval until December 31, 2023 (unless previously revoked by the shareholders of the Company in general meeting). This authorization was extended to December 31, 2024 by approval of the shareholders at the Company’s annual general meeting held on September 29, 2023 as to up to the aggregate nominal amount of $295.30 (2,952,994 ordinary shares (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary shares of the Company as of August 31, 2023 (being the last practicable date before the Notice of 2023 Annual General Meeting of Shareholders)), with such authority expiring on December 31, 2024. This authorization was extended to March 19, 2029 by approval of the shareholders at the Company’s extraordinary general meeting held on March 20, 2024 up to the maximum of our authorized but unissued share capital. The maximum amount of shares in the Company that can be allotted under this authority shall be the amount of the authorized but unissued share capital of the Company.

Notwithstanding this authority, under the Takeover Panel Act 1997 and the Takeover Rules 2022 (the “Takeover Rules”) our board of directors would not be permitted to issue any of our shares, including preferred shares, during a period when an offer has been made for us or is believed to be imminent unless the issue is (i) approved by our shareholders at a general meeting; (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer; (iii) consented to by the Irish Takeover Panel and approved in writing by the holders of more than 50% of our shares carrying voting rights and that they would vote in favor of it at a general meeting; (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period (or prior to any earlier time at which our Board considered the offer to be imminent); or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by our directors prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory preemption right. However, we initially opted out of these preemption rights in the M&A as permitted under Irish law. The M&A provided that this opt-out would lapse on December 31, 2023 (unless previously revoked by the shareholders of Fusion Fuel in general meeting). The authorization to opt out of the statutory preemption right may be granted for a maximum period of five years, at which point it must be renewed by a resolution approved by not less than 75% of the votes of our shareholders cast at a general meeting (referred to under Irish law as a “special resolution”). If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of the Company pro rata to their existing shareholdings before the shares can be issued to any new shareholders. At the Company’s annual general meeting held on September 29, 2023, the opt-out was renewed as to up to an aggregate nominal amount of $295.30 (2,952,994 ordinary shares (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary shares of the Company as of August 31, 2023 (being the last practicable date before the Notice of 2023 Annual General Meeting of Shareholders)), with such authority expiring on December 31, 2024. The opt-out was renewed and extended to March 20, 2029 by approval of the shareholders at the Company’s extraordinary general meeting held on March 20, 2024 up to the maximum of our authorized but unissued share capital. The statutory preemption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of shares, which as respects dividends and capital, carry a right to participate only up to a specified amount in a distribution and/or to an issue of shares which are held by a person who acquired them in pursuance of an employees’ share scheme, or, in the case of shares which have not been allotted, are to be allotted in pursuance of such a scheme.

Dividends. Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include undenominated capital and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction of capital approved by the Irish High Court without restriction, or a reorganization of capital.  The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice.

Redemption. The M&A provides that, unless the board of directors determines otherwise, any share in the capital of the Company that we have agreed to acquire shall be deemed to be a redeemable share on and from the time of the existence or creation of an agreement, transaction or trade between the Company and any person pursuant to which the Company acquires a share in the capital of the Company (save for an acquisition for nil consideration pursuant to section 102(1)(a) of the Companies Act). In these circumstances, the acquisition of such shares by the Company, save where acquired surrendered to the Company for nil consideration in accordance with the Companies Act, will constitute the redemption of a redeemable share in accordance with the Companies Act. No resolution, whether special or otherwise, will be required to be passed to deem any share in the capital of the Company a redeemable share.

Pursuant to the M&A, the Company is authorized to acquire its own shares save:

(a)	in a case falling within section 1074 of the Companies Act, which prohibits a public limited company in Ireland making a market purchase or overseas market purchase of its own shares unless the purchase has first been authorized by the company by ordinary resolution; and/or

(b)	in a case falling within section 1075 of the Companies Act, which prohibits a public limited company in Ireland making an off-market purchase of its own shares otherwise than in pursuance of a contract authorized in advance by a special resolution of the company.

Under Irish law, a company may issue redeemable shares and may only redeem them out of distributable reserves or the proceeds of a new issue of shares made for that purpose. We may only purchase redeemable shares if, as a result of such purchase, the nominal value of our issued share capital that is not redeemable would not be less than one-tenth of the nominal value of our total issued share capital. Based on the provision of our M&A described above, shareholder approval will not be required to redeem our shares other than in the two specific cases outlined above at (a) and (b). Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any one time must not exceed 10% of the nominal value of our company capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by subsidiaries.  Under Irish law, an Irish or non-Irish subsidiary may purchase our shares either on market or off market. For one of our subsidiaries to make purchases on market of our shares, the shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of our shares is required. For a purchase by a subsidiary off market, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and the purchase contract must be on display or must be available for inspection by our shareholders at our registered office from the date of the notice of the meeting at which the resolution approving the contract is to be proposed. In order for one of our subsidiaries to make an on market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” Nasdaq is specified as a recognized stock exchange for this purpose by Irish law. The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds any of our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Reduction of share capital. We may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital in any manner permitted by the Companies Act.

General Meetings of Shareholders/Written Resolutions of Shareholders. Under Irish law, the Company is in each year required to hold a general meeting of its shareholders as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. Extraordinary shareholders’ meetings may be convened by the board of directors, by the board of directors on the requisition of shareholders who together hold not less than 10% of the paid up share capital of the Company, which carries, as at the date of the requisition, the right of voting at general meetings of the Company or, if the board of directors fails to so convene an extraordinary general meeting, such extraordinary general meeting may be convened by the requisitioning shareholders or any of them representing more than 50% of the total voting rights of all of them. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the M&A and the Companies Act. Under Irish law, if our directors become aware that our net assets are half or less of the amount of our called-up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Unanimous consent of the holders of the Class A Ordinary Shares and the Class B Ordinary Shares (for as long as the Company has more than one shareholder) shall be required before the shareholders may act by way of written resolution without a meeting.

Inspection of books and records. Under Irish law, shareholders have the right to (1) receive a copy of the M&A, (2) inspect and obtain copies of the minutes of general meetings and resolutions, (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us, (4) receive copies of statutory financial statements (or summary financial statements, where applicable) and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting, and (5) receive financial statements of any our subsidiaries that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors’ report must be circulated to the shareholders with our financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at our annual general meeting.

Acquisitions.  The Company may be acquired in a number of ways, including:

●	a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

●	through a tender or takeover offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for their shares in our company, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise this “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on the main securities market of the Irish Stock Exchange or another regulated stock exchange in the European Union (“EU”), this threshold would be increased to 90%; and

●	it is also possible for the Company to be acquired by way of a merger with a company incorporated in the European Economic Area (“EEA”) under the EU Cross-Border Conversions, Mergers and Diversions Directive (EU) 2019/2121 or with another Irish company under the Companies Act. Such a merger must be approved by a special resolution. Shareholders may also be entitled to have their shares acquired for cash, as described below. Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets. The M&A provides that, for so long as not less than an aggregate of 1,700,000 Class B Ordinary Shares of the Company continue to be beneficially owned by the shareholders of Fusion Fuel Portugal (as at the date of the Business Combination Agreement (as defined in the M&A), the written consent or affirmative vote of the holders of a majority of the outstanding Class B Ordinary Shares shall be required before the Company can, either directly or indirectly, by amendment, merger, consolidation or otherwise, sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, of all or substantially all the assets of the Company and/or its subsidiaries taken as a whole, or sell or dispose (whether by merger, consolidation or otherwise) of one or more of its subsidiaries if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

Appraisal Rights. Generally, under Irish law, shareholders of an Irish company do not have statutory dissenters’ or appraisal rights. If we are being merged as the transferor company with another EEA company under the EU Cross-Border Conversions, Mergers, and Divisions Directive (EU) 2019/2121, as implemented in Ireland by the European Communities (Cross-Border Conversions, Mergers, and Divisions) Regulations 2023 (as amended), or if we are being merged with another Irish company under the Irish Companies Act, (1) any of our shareholders who voted against the special resolution approving the merger, or (2) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire their shares for cash.

Liquidation. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders and a declaration of solvency is required. Our company may also be dissolved by way of court order on the application of a creditor, a member or by the Irish Companies Registration Office as an enforcement measure if we have failed to file certain returns. The Director of Corporate Enforcement in Ireland (the “Director”) can also present a petition for us to be wound up on the ground that it is just and equitable to do so if the Director considers that such a petition should be brought having regard to a report made under section 758 of the Companies Act or any information or document obtained by the Director by virtue of the performance by the Director of his functions. Subject to the provisions of the Companies Act as to preferential payments, the property of the Company on its winding up shall be distributed among the members according to their rights and interests in the Company.

Transfers. A shareholder of our company who holds shares beneficially (as opposed to legally) will not be the holder of record of such shares. Instead, the nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (1) from a person who holds such shares directly to any other person, (2) from a person who holds such shares beneficially but not directly to a person who holds such shares directly, or (3) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into or out of his or her own broker account. Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares outside of DTC may transfer those shares into DTC without giving rise to Irish stamp duty provided that (a) there is no change in beneficial ownership of the shares and (b) the transfer into or out of DTC is not effected in contemplation of a sale of the shares by the beneficial owner to a third party.

Any transfer of our shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped, the stamp duty thereon is paid by one of the parties and the instrument is provided to the transfer agent. We, in our absolute discretion and insofar as the Companies Act or any other applicable law permits, may, or may procure that we or a subsidiary of our company shall, pay Irish stamp duty arising on a transfer of our shares on behalf of the transferee of such shares. If stamp duty resulting from the transfer of such shares which would otherwise be payable by the transferee is paid by us or any subsidiary of our company on behalf of the transferee, then in those circumstances, we intend to, on our behalf or on behalf of our subsidiary, take one or a combination of the following actions: (1) require the transferee to pay to us or a subsidiary of our company the amount of such stamp duty and refuse to register such transfer until that amount is paid, (2) seek reimbursement of the stamp duty from the transferee, (3) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares, and (4) claim a first and permanent lien on the ordinary shares on which stamp duty has been paid by us or our subsidiary for the amount of stamp duty paid. Our lien shall extend to all dividends paid on those ordinary shares. The M&A delegates authority to our company secretary, or any other party designated by the board of directors of the Company for such purpose, to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty, subject to the reimbursement and set-off rights described above. In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with the transfer and that we will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped to the extent required and then provide it to our transfer agent, the buyer will be registered as the legal owner of the relevant shares on our official Irish share register, subject to the suspension right described below.

The board of directors of the Company may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share. The board of directors of the Company may also decline to register any transfer if:

●	the instrument of transfer is not duly stamped, if required, and lodged at the registered office of the Company or any other place as the board of directors of the Company may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors of the Company may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of more than one class of share;

●	the instrument of transfer is in favor of more than four persons jointly;

●	it is not satisfied that all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; or

●	it is not satisfied that the transfer would not violate the terms of any agreement to which Fusion Fuel (or any of its subsidiaries) and the transferor are party or subject.

Limitations on rights to own securities. Neither Irish law nor the M&A imposes any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Takeover Rules and Substantial Acquisition Rules. A transaction in which a third party seeks to acquire 30% or more of our voting rights and any other acquisitions of our securities will be governed by the Takeover Rules, and will be regulated by the Irish Takeover Panel. The “General Principles” of the Takeover Rules (the “General Principles”) and certain important aspects of the Takeover Rules are described below.

General Principles. The Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

●	in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

●	the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

●	a target company’s board of directors must act in the interests of that company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

●	false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

●	a bidder can only announce an offer after ensuring that he or she can fulfill in full any cash consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

●	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and

●	a “substantial acquisition” of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid. Under certain circumstances, a person who acquires shares, or other voting securities, of a company may be required under the Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in that company at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in a company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in a company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Our M&A contains a provision that, if an issuance of our securities would trigger any such mandatory bid requirement and the shareholder elects to accept such shares without triggering a mandatory bid, the voting rights attached to such securities will be suspended. Any person, excluding any parties acting in concert with the holder, holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid. If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must not be less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (1) during the 12-month period prior to the commencement of the offer period that represent more than 10% of our total ordinary shares or (2) at any time after the commencement of the offer period, the offer must be in cash or accompanied by a full cash alternative and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of clause (1), the 12-month period prior to the commencement of the offer period or, in the case of (2), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules. The Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our shares once our board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as 1) the issue of shares, options, restricted share units or convertible securities, (2) material acquisitions or disposals, (3) entering into contracts other than in the ordinary course of business, or (4) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

●	the action is approved by our shareholders at a general meeting; or

●	the Irish Takeover Panel has given its consent, where:

●	it is satisfied the action would not constitute frustrating action;

●	our shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

●	the action is taken in accordance with a contract entered into prior to the announcement of the offer, or any earlier time at which our board of directors considered the offer to be imminent; or

●	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Shareholders’ rights plan. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Takeover Rules and the General Principles underlying the Takeover Rules. The M&A allows our board of directors to adopt any shareholder rights plan upon such terms and conditions as our board of directors deems expedient and in the best interests of us, subject to applicable law.

Disclosure of interest in shares. Under the Companies Act, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our voting shares, or if as a result of a transaction a shareholder who was interested in 3% or more of our voting shares ceases to be so interested. Where a shareholder is interested in 3% or more of our voting shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, we, under the Companies Act, may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:

●	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

●	no voting rights shall be exercisable in respect of those shares;

●	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

●	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale. In the event we are in an offer period pursuant to the Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of 1% or more.

Ordinary Shares

General. The authorized share capital of the Company is $11,212.50 divided into 100,000,000 Class A Ordinary Shares with a nominal value of $0.0001 each, 2,125,000 Class B Ordinary Shares with a nominal value of $0.0001 each and 10,000,000 preferred shares with a nominal value of $0.0001 each, of which 4,171,327 have been designated as Series A Convertible Preferred Shares with a nominal value of $0.0001 each, and €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 each. As of the date of the Annual Report, all outstanding Class B Ordinary Shares were converted to Class A Ordinary Shares on December 5, 2022. Therefore, all rights of the Class B Ordinary Shares described below or elsewhere are not applicable.

Dividends. The holders of the Company’s ordinary shares are entitled to such dividends as may be declared by the Company’s board of directors.

Convertibility of Class B Ordinary Shares. Each of the Class B Ordinary Shares was convertible, at the option of the holder thereof at any time up to December 30, 2023, into one Class A Ordinary Share. On December 31, 2023, all Class B Ordinary Shares that remained outstanding would be automatically converted into an equal number of Class A Ordinary Shares, without the requirement of any approval by our board of directors or our shareholders.

Voting Rights. Subject to the provisions of the M&A and any rights or restrictions for the time being attached to any class or classes of shares in the capital of the Company, each holder of Class A Ordinary Share(s) or Class B Ordinary Share(s) (assuming any Class B Ordinary Shares are outstanding at such time) present in person or by proxy shall be entitled to one vote for each share registered in his or her name in the register of members of the Company on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the ordinary shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of the Class A Ordinary Shares and Class B Ordinary Shares (for as long as the Company has more than one shareholder) shall be required. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to the M&A.

Additionally, the M&A provides that, for so long as not less than an aggregate of 1,700,000 Class B Ordinary Shares continued to be beneficially owned by the shareholders of Fusion Fuel Portugal (as at the date of the Business Combination Agreement (as defined in the M&A), the written consent or affirmative vote of the holders of a majority of the outstanding Class B Ordinary Shares was required before the Company could carry out any of the following actions:

●	liquidate, dissolve, or wind-up the business and affairs of the Company;

●	effect any merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party if the Company issues shares of its capital stock pursuant to such merger or consolidation (except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation);

●	sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and any subsidiary, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries, taken as a whole, are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company;

●	permit the sale of all or substantially all of the Class A Ordinary Shares and Class B Ordinary Shares to an independent third party or group;

●	amend, alter, or repeal any provisions of the M&A;

●	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or equity securities convertible into capital stock of the Company;

●	expand or otherwise alter the size of the board of directors of the Company or Fusion Fuel Portugal; and

●	remove any member of the board of directors of Fusion Fuel Portugal.

Restricted Voting Ordinary Shares. In certain circumstances the Class A Ordinary Shares and/or Class B Ordinary Shares (assuming any Class B Ordinary Shares are outstanding at such time) can carry restricted voting rights. This can occur where the shareholder acquires a controlling interest in shares carrying in aggregate 30% or more of the voting rights of the Company and has not (i) extended an offer to the holders of each class of shares of Fusion Fuel in accordance with Rule 9 of Takeover Rules or (ii) where the Company has not obtained approval of the Irish Takeover Panel or a waiver of Rule 9 of the Takeover Rules in respect of the shareholder. Where the Company issues Class A Ordinary Shares or Class B Ordinary Shares to such a shareholder and the shareholder elects to accept such shares, the share certificates shall bear a legend making reference to the shares as Restricted Voting Ordinary Shares.

Transfer of Ordinary Shares. Subject to any restrictions contained in the M&A and the Companies Act, any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s board of directors.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders thereof on a pro rata basis. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the Company’s shareholders proportionately.

Series A Convertible Preferred Shares

The Company is authorized to issue 10,000,000 preferred shares with a nominal value of $0.0001 each. Pursuant to the Certificate of Designation of Preferences, Benefits, and Limitations of Series A Convertible Preferred Shares, for which the relevant filings were made with the Companies Registration Office of Ireland on December 13, 2024 (the “Certificate of Designation”), 4,171,327 preferred shares have been designated as Series A Convertible Preferred Shares and are issued and outstanding.

Under the Certificate of Designation, the Series A Preferred Shares will automatically convert into 41,713,275 Class A Ordinary Shares (subject to adjustment) upon the later of (i) approval of the Company’s issuance of such underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law (“Shareholder Approval”) and (ii) the clearance of an initial listing application filed by the Company with The Nasdaq Stock Market LLC (“Nasdaq”), in accordance with the Certificate of Designation. Pursuant to the Certificate of Designation, the Series A Preferred Shares rank on parity with the Class A Ordinary Shares as to distributions of assets upon liquidation. The Series A Preferred Shares will have no voting rights except as required by the Companies Act and with respect to amendments to the Certificate of Designation or the M&A that adversely affect the terms of the Series A Preferred Shares. On the later of the date of the shareholder approval or the clearance of the initial listing application filed by the Company with Nasdaq, each of the Series A Preferred Shares will automatically convert into ten Class A Ordinary Shares, subject to adjustment upon the occurrence of share dividends, share splits, reverse share splits, or certain similar transactions, or certain corporate transactions of the Company including a merger, sale of all or substantially all assets, purchase of 50% or more of the Class A Ordinary Shares, recapitalization, or acquisition by another person of more than 50% of the outstanding Class A Ordinary Shares. If the Shareholder Approval is not obtained by the date that is 180 days after the date that is no later than 45 days after the effective date of a registration statement on Form F-4 or such other applicable form to be filed with the Securities and Exchange Commission relating to the registration of the offer and sale of the Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares and certain other matters, the Company will, subject to applicable law, be required to repurchase all of the outstanding Series A Preferred Shares.

Public Warrants

General. References to “public warrants” are to warrants that were issued (i) by HL Acquisitions Corp., a British Virgin Islands business company (“HL”), as part of the units in HL’s initial public offering that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share (“IPO Warrants”), (ii) in a certain private placement by HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share (“Placement Warrants”), (iii) upon conversion of certain convertible notes of HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share (“Working Capital Warrants”), (iv) issued by the Company to the former shareholders of Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal (“Fusion Fuel Portugal”), for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share (“Fusion Fuel Warrants”), and (v) upon the achievement of certain milestones, issued or issuable by the Company to the former shareholders of Fusion Fuel Portugal for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share (“Contingent Consideration Warrants”).

The Placement Warrants, the Working Capital Warrants, the Fusion Fuel Warrants, and the Contingent Consideration Warrants (collectively, the “Private Warrants”) will not be redeemable by the Company, and may be exercised for cash or on a cashless basis at the holder’s option as long as such warrants are held by the initial holders or their affiliates or permitted transferees. Once a Private Warrant is transferred to a holder other than an affiliate or permitted transferee, it will be treated as an IPO Warrant for all purposes.

Exercisability. Each warrant entitles the registered holder to purchase one Class A Ordinary Share.

Exercise Price. $11.50 per share, subject to adjustment.

The exercise price and number of Class A Ordinary Shares issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the public warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below the warrant exercise price.

Exercise Period. The public warrants are exercisable at any time and from time to time until 5:00 p.m., New York City time on December 10, 2025, or earlier upon their redemption.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the public warrants and a current prospectus relating to such Class A Ordinary Shares. Notwithstanding the foregoing, in certain circumstances described in more detail in the Amended and Restated Warrant Agreement, , dated as of December 10, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Amended and Restated Warrant Agreement”), warrant holders may exercise public warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their public warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Class A Ordinary Shares for the five trading days ending on the trading day prior to the date of exercise.

The Company has agreed to use its best efforts to file and have an effective registration statement covering the Class A Ordinary Shares issuable upon exercise of the public warrants, to maintain a current prospectus relating to those Class A Ordinary Shares until the earlier of the date the public warrants expire or are redeemed and the date on which all of the public warrants have been exercised, and to qualify the resale of such shares under state blue sky laws, to the extent an exemption is not available. However, there is no assurance that the Company will be able to do so and, if the Company does not maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the public warrants, holders will be unable to exercise their public warrants for cash and the Company will not be required to net cash settle or cash settle the warrant exercise.

Redemption of Certain Public Warrants. The Company may call the IPO Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time after the IPO Warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each IPO Warrant holder,

●	if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to IPO Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such IPO Warrants.

The right to exercise will be forfeited unless the IPO Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of an IPO Warrant will have no further rights except to receive the redemption price for such holder’s IPO Warrant upon surrender of such IPO Warrant.

The redemption criteria for the IPO Warrant have been established at a price which is intended to provide IPO Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the IPO Warrants.

If the Company calls the IPO Warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise IPO Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the IPO Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the IPO Warrants, multiplied by the difference between the exercise price of the IPO Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of IPO Warrants.

Registered Form. The public warrants will be held in registered form under the Amended and Restated Warrant Agreement. The Amended and Restated Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

Manner of Exercise. The public warrants may be exercised upon surrender of the holder’s warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Company, for the number of public warrants being exercised.

Public warrant holders may elect to be subject to a restriction on the exercise of their public warrants such that an electing warrant holder would not be able to exercise its public warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Class A Ordinary Shares outstanding.

No Rights as a Shareholder. The public warrant holders do not have the rights or privileges of holders of Class A Ordinary Shares and any voting rights until they exercise their public warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the public warrants, each holder will be entitled to one vote for each Class A Ordinary Share held of record on all matters to be voted on by holders of Class A Ordinary Shares.

No Fractional Shares. No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of Class A Ordinary Shares to be issued to the warrant holder.

Transfer Agent and Registrar

The Company’s transfer agent and warrant agent is Continental Stock Transfer & Trust Company. The Company registrar is Link Group.

Listing

The Class A Ordinary Shares and public warrants are listed on The Nasdaq Capital Market under the symbols “HTOO” and “HTOOW”, respectively.